UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 1, 2010

Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                    Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated February 3, 2010.

•	Press Release dated February 4, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Adds Statoil Canada Ltd. as Shipper on Regional Oil Sands Pipeline System
CALGARY, ALBERTA February 3, 2010 — Enbridge Inc (TSX: ENB, NYSE : ENB) announced today an agreement with Statoil Canada Ltd. (“Statoil”) for the addition of the company’s Leismer oil sands project as a shipper on Enbridge’s Regional Oil Sands System. This brings the number of producing oil sands projects connecting to Enbridge’s regional system to six.
The Leismer project is situated in close proximity to the Waupisoo Pipeline, one of two large diameter pipelines comprising Enbridge’s Regional Oil Sands system which delivers oil sands crude to the mainline hubs at Edmonton and Hardisty. Total production from the four Statoil project leases is expected to eventually reach 220,000 barrels per day of bitumen.
The initial contract provides for a volume of up to 30,000 barrels per day from the first phase of the Leismer project and covers a 10 year period. First oil is expected in late 2011. The Waupisoo Pipeline can initially absorb Leismer volumes within its existing capacity but will require a subsequent expansion to accommodate all commitments. Further contractual arrangements would be required to accommodate the full planned production from the Leismer project over its expected 40 plus year life. Waupisoo is expandable to an ultimate capacity of 600,000 barrels per day depending on crude slate.
“The Statoil contract is the third major oil sands transportation services agreement Enbridge has announced in the past 12 months, reinforcing our expectations of sustainable growth in oil sands production and regional pipeline infrastructure requirements over the next decade,” said Patrick D. Daniel, President and Chief Executive Officer.
Enbridge announced on January 28, 2010 an agreement with FCCL Partnership to provide additional pipeline and terminal facilities to support expansion of the Christina Lake enhanced oil project, which is operated by Cenovus Energy, with a planned in service date late in 2011. In June 2009, Enbridge signed an agreement with Imperial Oil Resources Ventures Limited and ExxonMobil Canada Properties to provide for the transportation of blended bitumen from the Kearl project in the Athabasca Oil Sands region of northern Alberta to the Edmonton, Alberta area. Enbridge filed for regulatory approval of this pipeline, called the Woodland Pipeline, on December 7, 2009, with a planned in service date in the fall of 2012.
“The Alberta oil sands provide a secure, reliable source of Canadian crude oil for Canadian and US markets, and Enbridge is uniquely positioned to provide transportation solutions to connect growing production from Western Canada to key Eastern Canadian and U.S. Midwest markets and beyond,” said Mr. Daniel. “Enbridge’s extensive regional infrastructure in the oil sands gives it a competitive advantage, enabling the Company to capture incremental opportunities.”
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
www.enbridge.com

NEWS RELEASE
Enbridge to Adopt Say on Pay
CALGARY, Alberta February 4, 2010 — Enbridge Inc. (TSX, NYSE: ENB) announced today that it will provide its shareholders with the opportunity to vote on a non-binding, advisory resolution on executive compensation (commonly referred to as “Say on Pay”), beginning at its annual meeting of shareholders in 2011.
“Offering our shareholders a “say on pay” reflects Enbridge’s commitment to shareholder engagement and to continuously improving our governance practices in view of emerging trends and best practices,” said David Arledge, Chair of the Board of Enbridge Inc.
“Enbridge has a strong corporate governance culture built on integrity, accountability and transparency. We take a comprehensive approach to governance through the integration of empowerment and accountability involving all employees up to the Board of Directors and ultimately to shareholders. Giving our shareholders this ability to provide input to the Board on executive compensation is consistent with this approach.”
Enbridge employs a variety of policies, programs and practices to manage corporate governance and ensure compliance. Visit http://www.enbridge.com/investor/corporategovernance for more information.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com